UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Resolutions Adopted at the General Ordinary Shareholders’ Meeting on May 22, 2023

GUADALAJARA, Mexico, May 23, 2023 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces the following resolutions adopted at the General Ordinary Shareholders’ Meeting held yesterday, with a quorum of 80.78%:

GENERAL ORDINARY SHAREHOLDERS’ MEETING

I.   It was INFORMED of the four members of the Board of Directors and their respective alternates appointed by the Series BB shareholders as follows:

Proprietary members	Alternate members
Laura Díez Barroso Azcárraga	Claudia Laviada Díez Barroso
Ignacio Castejón Hernández	Carlos Manuel Porrón Suárez
Juan Gallardo Thurlow	Eduardo Sánchez Navarro Redo
Emilio Rotondo Inclán	Carlos Alberto Rohm Campos

II.  RATIFICATION of Mr. Carlos Cárdenas Guzmán, Mr. Ángel Losada Moreno, Mr. Joaquín Vargas Guajardo, Mr. Juan Díez-Canedo Ruíz, Mr. Luis Tellez Kuenzler and Ms. Alejandra Palacios Prieto, as members of the Board of Directors, designated by the Series “B” shareholders.

In addition, APPROVAL of Ms. Alejandra Yazmin Soto Ayech designation.

As of this date, the Board of Directors will be comprised as follows:

Proprietary members	Alternate members
Laura Díez Barroso Azcárraga	Claudia Laviada Díez Barroso
Ignacio Castejón Hernández	Carlos Manuel Porrón Suárez
Juan Gallardo Thurlow	Eduardo Sánchez Navarro Redo
Emilio Rotondo Inclán	Carlos Alberto Rohm Campos
Carlos Cárdenas Guzmán	Not applicable
Ángel Losada Moreno	Not applicable
Joaquín Vargas Guajardo	Not applicable
Juan Díez-Canedo Ruíz	Not applicable
Luis Tellez Kuenzler	Not applicable
Alejandra Palacios Prieto	Not applicable
Alejandra Yazmin Soto Ayech	Not applicable

III.  DESIGNATION of Mr. Luis Tellez Kuenzler, as member of our Board of Directors designated by the Series B shareholders to serve as a member of the Company’s Nominations and Compensation Committee, in accordance with Article 28 of the Company’s bylaws.

IV.   APPROVAL of special delegates that can appear before a notary public to formalize the resolutions adopted at this meeting.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico ’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: May 23, 2023	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer